                                                This filing is made pursuant
                                                to Rule 424(b)(2) under
                                                the Securities Act of
                                                1933 in connection with
                                                Registration No. 333-01093

PROSPECTUS SUPPLEMENT
(To Prospectus Dated February 28, 1996)

$400,000,000

THE SHERWIN-WILLIAMS COMPANY                            Sherwin-Williams Logo
$100,000,000 6.25% NOTES DUE 2000
$100,000,000 6.50% NOTES DUE 2002
$200,000,000 6.85% NOTES DUE 2007

The 6.25% Notes due 2000 (the "Notes Due 2000"), which will mature on February 1, 2000, the 6.5% Notes due 2002 (the "Notes Due 2002"), which will mature on February 1, 2002 and the 6.85% Notes due 2007 (the "Notes Due 2007"), which will mature on February 1, 2007 (collectively, with the Notes Due 2000 and the Notes Due 2002, the "Securities") are being offered by The Sherwin-Williams Company (the "Company"). Interest on the Securities will be payable semiannually on February 1 and August 1 of each year, commencing August 1, 1997.

The Notes Due 2000 and the Notes Due 2002 are not redeemable prior to maturity. The Notes Due 2007 will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes Due 2007 and (ii) the sum of the present values of the Remaining Scheduled Payments (as defined herein) thereon discounted at the Treasury Rate (as defined herein) plus accrued interest to the date of redemption. See "Description of the Securities -- Certain Terms of the Notes Due 2007".

The Company will use the net proceeds from the sale of the Securities offered hereby, as well as the net proceeds from the concurrent offering of an additional $300 million principal amount of debt securities (the "Concurrent Offering") to refinance a portion of its outstanding commercial paper debt, $830 million of which was incurred to fund the acquisition of Thompson Minwax Holding Corp. Closing of the sale of the Securities is not conditioned on the closing of the Concurrent Offering.

Each of the Notes Due 2000, the Notes Due 2002 and the Notes Due 2007 will be represented by one or more Global Securities registered in the name of the nominee of The Depository Trust Company, as Depositary. See "Description of the Securities -- Delivery and Form; -- Book-Entry System; -- Same-Day Settlement and Payment."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

-------------------------------------------------------------------------------------------
                                              PRICE TO       UNDERWRITING      PROCEEDS TO
                                              PUBLIC(1)        DISCOUNT       COMPANY(1)(2)
Per Note Due 2000.......................    99.922%          .40%             99.522%
Total...................................    $ 99,922,000     $  400,000       $ 99,522,000
Per Note Due 2002.......................    99.944%          .60%             99.344%
Total...................................    $ 99,944,000     $  600,000       $ 99,344,000
Per Note Due 2007.......................    99.839%          .65%             99.189%
Total...................................    $199,678,000     $1,300,000       $198,378,000

-------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from February 10, 1997, to the date of delivery.

(2) Before deducting expenses payable by the Company estimated to be $200,000 in the aggregate for all the Securities.


The Securities are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Securities will be made in book-entry form only through the facilities of The Depository Trust Company, on or about February 10, 1997, against payment therefor in immediately available funds.

SALOMON BROTHERS INC
                        CREDIT SUISSE FIRST BOSTON
                                                          MERRILL LYNCH & CO.

The date of this Prospectus Supplement is February 4, 1997.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVERALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE SECURITIES OFFERED HEREBY AT LEVELS ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                            ------------------------

                                  THE COMPANY

     The Sherwin-Williams Company (the "Company"), which was first incorporated under the laws of the State of Ohio eighteen years after its founding in 1866, is a leading manufacturer and retailer of coatings and related products to professional, industrial, commercial and retail customers.

     The Company's structure consists of two main segments: the Paint Stores Segment and the Coatings Segment. The Paint Stores Segment, which operated 2,156 specialty paint stores in the United States, Canada and Puerto Rico at December 31, 1996, exclusively distributes Sherwin-Williams(R) branded architectural coatings, industrial maintenance products and industrial finishes produced by the Coatings Segment of the Company and similar coatings and related items produced by others. Paint, wallcoverings, floorcoverings, window treatments, spray equipment and other associated products are marketed by store personnel and direct sale representatives to the do-it-yourself customer, professional painter, contractor, industrial and commercial maintenance customer, property manager, architect and manufacturer of products requiring a factory finish.

     The five divisions within the Coatings Segment (Coatings, Consumer Brands, Automotive, Transportation Services and Diversified Brands) participate in the manufacture, distribution or sale of coatings and related products. The Coatings Segment employs a variety of trade names and trademarks including Sherwin-Williams(R), Dutch Boy(R), Ralph Lauren(TM), Pratt & Lambert(R), Con-Lux(R), H&C(R), Martin-Senour(R), Cuprinol(R), Krylon(R), Dupli-Color(R), Rubberset(R), Old Quaker(R), White Lightning(R), Standox(R), Rust Tough(R) and other brand names.

     The Coatings Division manufactures paint and paint-related products for do-it-yourself customers, professional painters, contractors, industrial and commercial maintenance accounts, and manufacturers of factory finished products. Sherwin-Williams(R) branded architectural and industrial finishes are manufactured exclusively for the Paint Stores Segment. Labels, color cards, traffic paint, adhesives, private label and other branded products are manufactured for the Paint Stores Segment, the Consumer Brands Division and other divisions of the Company. In 1996, one of the primary goals of the Coatings Division was to integrate the manufacturing operations of Pratt & Lambert United, Inc. ("Pratt & Lambert"), which was acquired on January 8, 1996.

     The Consumer Brands Division is responsible for the sales and marketing of branded and private label products by a direct sales staff to unaffiliated home centers, mass merchandisers, independent dealers and distributors. Many of the country's leading retailers are among the Division's regional and national customers. During 1995, the Division targeted the best regional home centers for paint and stain partnerships to expand its distribution outlets throughout the United States with notable success being achieved in previously under-represented geographic regions. In 1996, the Division built on its already strong marketing programs, focusing on its new Ralph Lauren(TM) product line, which was first introduced at the end of 1995. In addition, the Division integrated marketing and sales programs for Pratt & Lambert(R) products, which have a strong presence in the independently-owned paint and decorator stores.

     The Automotive Division develops and manufactures motor vehicle finish and refinish products which are marketed under the Sherwin-Williams(R) and other branded labels in the United States and Canada through its network of 135 company-operated branches at December 31, 1996. The branches are supported by a direct sales staff, and products are marketed through jobbers and wholesale distributors. The Division sells directly to independent automotive body shops, automotive dealerships, fleet owners and refinishers, production shops, body builders and manufacturers requiring a factory finish. In furtherance of the Division's international growth, Productos Quimicos Y Pinturas, S.A. de C.V. and its affiliated companies ("Productos") were acquired in January 1996. Productos is the second largest automotive paint distributor in Mexico, manufacturing and marketing the Excelo(R) brand product line for the vehicle refinish market.

     The Transportation Services Division provides warehousing, truckload freight, pool assembly, freight brokerage and consolidation services primarily for the Company and for certain external manufacturers, distributors and retailers throughout the United States. This Division provides the Company with total logistics service support which allows increased delivery schedules, lower field inventory levels and fewer out-of-stocks. The Division's primary focus in 1996 was to identify logistic synergies and merge the distribution functions of Pratt & Lambert with the Company.

     The Diversified Brands Division competes in three areas: custom and industrial aerosols; paint applicators; and retail and wholesale consumer aerosols and liquid cleaning products. The Division participates in the retail and wholesale paint, automotive, homecare products, institutional, insecticide and industrial markets. A wide variety of aerosol products are filled, packaged and distributed to regional and national customers. Approximately six percent of the Division's total sales in 1996 represented aerosols and paint applicators sold to the Paint Stores Segment. The remaining products are marketed through mass merchandisers, home centers, automotive chains and maintenance distribution channels.

     Since 1979, the Company's revenues and net income from continuing operations and dividends have increased in each year. The Company's record is the result of both internal growth and acquisitions. During 1995 and 1996, the Company acquired 16 companies which expanded the Company's products, distribution channels and geographic coverage. The Company's largest acquisition over this period was Pratt & Lambert. Pratt & Lambert manufactures and markets coatings to independent dealers, mass merchandisers, home centers and specialty markets. The acquisition of Pratt & Lambert provided the Company with an expanded customer base and the benefit of Pratt & Lambert's reputation of providing quality products to independent dealers since 1849.

     On January 7, 1997, the Company completed its acquisition (the "Thompson Minwax Acquisition") of Thompson Minwax Holding Corp. ("Thompson Minwax"). The total purchase price of Thompson Minwax, including the retirement of certain indebtedness of Thompson Minwax, was approximately $830 million. The Company funded the acquisition from the proceeds of borrowings of different maturities and interest rates under the Company's commercial paper program. Thompson Minwax is a major producer and marketer in the United States of interior stains and varnishes under the Minwax(R) brand name, exterior water sealers and stains under the Thompson's(R) brand name, finishing and enamel coating products under the Formby's(R) and Red Devil(R) brand names, and high-performance specialty lubricants under the Tri-Flow(R) brand name. Ronseal Limited, a subsidiary of Thompson Minwax, is a major producer and seller of interior and exterior stains in Ireland and the United Kingdom under the leading Ronseal(R) brand name. The Company believes that the acquisition of Thompson Minwax broadens the Company's product offerings, adds strong brand names, increases the Company's penetration in home centers, mass merchandisers and independent paint stores, and provides a platform to expand the distribution in the United Kingdom of branded products currently produced by the Coatings Segment.

1996 OPERATING RESULTS

     On January 30, 1997, the Company announced its operating results for the quarter and year ended December 31, 1996. This information is included in a Current Report on Form 8-K dated January 29, 1997, which is incorporated by reference herein.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Securities offered hereby and the net proceeds from the Concurrent Offering (which are estimated to be $694.3 million in the aggregate) will be used to refinance a portion of the Company's commercial paper outstanding. At January 23, 1997, commercial paper outstanding had maturities ranging from one to 129 days and interest rates ranging from 5.33% to 5.58% per annum. The proceeds from the issuance of $830 million in commercial paper were used to finance the Thompson Minwax Acquisition.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company at September 30, 1996 (i) on an actual historical basis, (ii) on a pro forma basis for the Thompson Minwax Acquisition and (iii) as further adjusted to give effect to the issuance of the Securities as well as the Concurrent Offering and the application of the estimated net proceeds therefrom as described under "Use of Proceeds." The consummation of the offering of the Securities is not conditioned on consummation of the Concurrent Offering. For additional information as to the capitalization of the Company, see "Summary Historical Financial Information" and "Unaudited Pro Forma Combined Condensed Financial Statements" contained herein and Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements of the Company and Thompson Minwax and the related notes thereto in the reports of the Company incorporated by reference herein.

                                                                 SEPTEMBER 30, 1996
                                                     -------------------------------------------
                                                                                      PRO FORMA
                                                     HISTORICAL      PRO FORMA       AS ADJUSTED
                                                     ----------      ----------      -----------
                                                               (THOUSANDS OF DOLLARS)
SHORT-TERM DEBT
  Commercial paper................................   $  221,321      $1,051,321      $   357,021
                                                     -----------     -----------     -----------
          Total short-term debt...................      221,321       1,051,321          357,021
                                                     -----------     -----------     -----------
LONG-TERM DEBT
  9.875% debentures due 2016......................       15,900          15,900           15,900
  SunTrust Bank loan due 1998.....................       50,000          50,000           50,000
  SunTrust Bank loan due 1999.....................       50,000          50,000           50,000
  Other long-term debt............................       21,741          21,741           21,741
  Debt Securities Offered Hereby and in the
     Concurrent Offering:
     6.25% Notes Due 2000.........................           --              --          100,000
     6.5% Notes Due 2002..........................           --              --          100,000
     6.85% Notes Due 2007.........................           --              --          200,000
     7.375% Debentures Due 2027...................           --              --          150,000
     7.45% Debentures Due 2097....................           --              --          150,000
                                                     -----------     -----------     -----------
          Total long-term debt....................      137,641         137,641          837,641
                                                     -----------     -----------     -----------
          Total debt..............................   $  358,962      $1,188,962      $ 1,194,662
                                                     -----------     -----------     -----------
SHAREHOLDERS' EQUITY..............................   $1,367,696      $1,367,696      $ 1,367,696
                                                     -----------     -----------     -----------
          Total capitalization....................   $1,726,658      $2,556,658      $ 2,562,358
                                                     ===========     ===========     ===========

                    SUMMARY HISTORICAL FINANCIAL INFORMATION

     The summary historical financial information presented below for the years ended December 31, 1995, 1994, 1993, 1992 and 1991 and as of the end of each such fiscal year is derived from the consolidated financial statements of the Company, which have been audited by Ernst & Young LLP, independent auditors, and should be read in conjunction with the information and audited consolidated statements and related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1995. The selected consolidated financial data and related notes for and as of the nine-month periods ended September 30, 1996 and 1995 are unaudited and, in the opinion of the Company's management, include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of such information. Such unaudited information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and other information and the consolidated financial statements contained in the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1996, June 30, 1996 and September 30, 1996, which are incorporated herein by reference. See also "Unaudited Pro Forma Combined Condensed Financial Statements." The financial summary information in the table below does not reflect the financial results of the Company after September 30, 1996. See "The Company -- 1996 Operating Results" and "Information Incorporated by Reference."

                                                NINE MONTHS ENDED
                                                SEPTEMBER 30, (1)                YEAR ENDED DECEMBER 31, (1)
                                                -----------------     --------------------------------------------------
                                                 1996       1995       1995       1994       1993       1992       1991
                                                ------     ------     ------     ------     ------     ------     ------
                                                                         (MILLIONS OF DOLLARS)
SUMMARY OF OPERATIONS
Net sales....................................   $3,174     $2,533     $3,274     $3,100     $2,949     $2,748     $2,541
Cost of goods sold...........................    1,874      1,462      1,877      1,773      1,697      1,589      1,500
Selling, general and administrative
  expenses...................................      968        810      1,075      1,018        981        915        826
Interest expense.............................       19          2          3          3          6          9         12
Interest and net investment income...........       (5)        (8)       (12)        (8)        (7)        (5)        (5)
Other........................................        6          2         12         15          8         14          9
                                                ------     ------     ------     ------     ------     ------     ------
Income before income taxes and cumulative
  effects of changes in accounting methods...      312        265        318        299        264        226        199
Income taxes.................................      122         98        118        112         99         81         71
                                                ------     ------     ------     ------     ------     ------     ------
Income before cumulative effects of changes
  in accounting methods......................      190        167        201        187        165        145        128
                                                ------     ------     ------     ------     ------     ------     ------
Net income...................................   $  190     $  167     $  201     $  187     $  165     $   63(2)  $  128
                                                ======     ======     ======     ======     ======     ======     ======
RATIO OF EARNINGS TO FIXED CHARGES (3).......      4.2x       4.6x       4.2x       4.1x       3.7x       3.4x       3.1x
OTHER DATA
EBITDA (4)...................................   $  407     $  318     $  399     $  383     $  340     $  310     $  275
EBITDA as a percentage of sales..............     12.8%      12.6%      12.2%      12.4%      11.5%      11.3%      10.8%
Capital expenditures.........................   $   86     $   75     $  108     $   79     $   63     $   69     $   51
Return on sales (5)..........................      6.0%       6.6%       6.1%       6.0%       5.6%       5.3%       5.0%
Debt to capitalization (6)...................     20.8        2.0        2.1        2.0        3.7        7.5       11.7
FINANCIAL POSITION
Total assets.................................   $2,942     $2,110     $2,141     $1,962     $1,915     $1,730     $1,612
Working capital..............................      267        665        620        592        597        498        399
Long-term debt...............................      138         23         24         20         38         60         72
Shareholders' equity.........................    1,368      1,179      1,212      1,053      1,033        906        868

---------------

(1) The Company has completed a number of acquisitions during the periods presented. Sixteen acquisitions occurred during 1995 and 1996 including the acquisition of Pratt & Lambert in January 1996. Such acquisitions were accounted for using the purchase method and may affect the comparability of data on a year-to-year basis.

(2) Net income in 1992 includes the net additional expense related to the adoption of Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and SFAS No. 109, "Accounting for Income Taxes."

(3) For purposes of computing such ratio, earnings consist of income before income taxes and the cumulative effect of accounting changes plus fixed charges, and fixed charges consist of interest expense and gross rent expense.

(4) "EBITDA" is defined as income before income taxes and cumulative effects of changes in accounting methods plus interest expense, interest and net investment income, depreciation, amortization and other. EBITDA is presented solely as a supplement to the other information provided above. EBITDA is not a substitute for operating and cash flow data as determined in accordance with generally accepted accounting principles.

(5) For purposes of calculating return on sales, income before cumulative effect of changes in accounting methods is divided by net sales.

(6) Debt includes short-term debt, current portion of long-term debt and long-term debt. Capitalization includes debt and shareholders' equity.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

     The following unaudited pro forma combined condensed balance sheet as of September 30, 1996 combines the historical consolidated balance sheet information of the Company and Thompson Minwax as if the Thompson Minwax Acquisition had been consummated at September 30, 1996. The unaudited pro forma combined condensed statements of income for the year ended December 31, 1995 and for the nine months ended September 30, 1996 combine the historical consolidated income statement information of the Company and Thompson Minwax as if the Thompson Minwax Acquisition had been consummated on January 1 of each respective period. The unaudited pro forma combined condensed statement of income for the year ended December 31, 1995 also gives effect to the Company's acquisition of Pratt & Lambert, which was consummated on January 8, 1996, as if the Pratt & Lambert acquisition had been consummated on January 1, 1995. Both transactions are recorded under the purchase method of accounting after giving effect to the pro forma adjustments and assumptions described in the accompanying notes.

     The pro forma financial statements have been prepared by management of the Company based upon the historical information incorporated herein by reference and other financial information. These pro forma statements do not purport to be indicative of the results which would have occurred had the Thompson Minwax Acquisition been made as of September 30, 1996 or on January 1 of each respective period (or if the acquisition of Pratt & Lambert had been made on January 1, 1995) or which may be expected to occur in the future. The pro forma statements should be read in conjunction with the financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included in the Annual Report on Form 10-K of the Company for the year ended December 31, 1995, in the Quarterly Report on Form 10-Q of the Company for the quarter ended September 30, 1996, in the Consolidated Financial Statements of Pratt & Lambert which are contained in the Company's Current Reports on Form 8-K and 8-K/A dated January 8, 1996, and the Consolidated Financial Statements of Thompson Minwax which are contained in the Company's Current Report on Form 8-K dated January 7, 1997, all of which are incorporated herein by reference. See "Information Incorporated by Reference."

                        THE SHERWIN-WILLIAMS COMPANY AND
                 THOMPSON MINWAX HOLDING CORP. AND SUBSIDIARIES

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

                              THOUSANDS OF DOLLARS

                                                                        SEPTEMBER 30, 1996
                                                ------------------------------------------------------------------
                                                                          PRO FORMA ADJUSTMENTS (f)
                                                 SHERWIN-      THOMPSON   -------------------------     PRO FORMA
                                                 WILLIAMS       MINWAX        DR             CR          COMBINED
                                                ----------     --------   ----------     ----------     ----------
ASSETS
Current assets
  Cash and cash equivalents...................  $    6,194      $14,675   $              $   14,675(a)  $    6,194
  Accounts receivable, less allowance.........     584,023       39,999                                    624,022
  Finished goods..............................     476,538                                                 476,538
  Work-in-process.............................     103,978                                                 103,978
                                                ----------                                              ----------
  Total inventories...........................     580,516       31,251                                    611,767
  Other current assets........................     223,313        4,956                          33(a)     228,236
                                                ----------    ---------   ----------     ----------     ----------
        Total current assets..................   1,394,046       90,881            0         14,708      1,470,219
Deferred pension assets.......................     245,244                                                 245,244
Investment in Thompson Minwax.................                               830,000(b)     830,058(e)           0
                                                                                  58(d)
Other assets, including goodwill and deferred
  taxes.......................................     749,561      630,983      565,400(e)     419,410(c)   1,520,559
                                                                                              5,976(a)
Income tax receivable.........................                                                                   0
Property, plant and equipment.................   1,154,790
  Less allowances for depreciation and
    amortization..............................     601,577
                                                ----------    ---------   ----------     ----------     ----------
                                                   553,213       45,814                                    599,027
                                                ----------    ---------   ----------     ----------     ----------
Total assets..................................  $2,942,064     $767,678   $1,395,458     $1,270,151     $3,835,049
                                                ==========    =========   ==========     ==========     ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable............................  $  367,522      $15,499   $              $              $  383,021
  Short-term borrowings.......................     221,321                                  830,000(b)   1,051,321
  Other current liabilities...................     537,790       34,800       13,590(a)          58(d)     559,058
                                                ----------    ---------   ----------     ----------     ----------
        Total current liabilities.............   1,126,633       50,299       13,590        830,058      1,993,400
Long-term debt................................     137,641      532,000      532,000(a)                    137,641
Other long-term liabilities...................     310,094       26,218                                    336,312
Shareholders' equity:
  Common stock, at par........................     101,508            2            2(e)                    101,508
  Other capital...............................     193,247      176,692      176,692(e)                    193,247
  Retained earnings...........................   1,387,214      (17,533)     419,410(c)     524,906(a)   1,387,214
                                                                              87,963(e)
  Cumulative foreign currency translation
    adjustment................................     (20,530)                                                (20,530)
  Treasury stock, at cost.....................    (293,743)                                               (293,743)
                                                ----------    ---------   ----------     ----------     ----------
Total shareholders' equity....................   1,367,696      159,161      684,067        524,906      1,367,696
                                                ----------    ---------   ----------     ----------     ----------
Total liabilities and shareholders' equity....  $2,942,064     $767,678   $1,229,657     $1,354,964     $3,835,049
                                                ==========    =========   ==========     ==========     ==========

---------------


 (a) Remove net assets related to financing of Thompson Minwax.
 (b) Establish investment and record debt incurred to finance the acquisition.
 (c) Eliminate goodwill previously recorded by Thompson Minwax.
 (d) Record direct costs of acquisition.
 (e) Eliminate investment and record initial goodwill based upon purchase price less net book value of assets acquired.
 (f) All assets and liabilities are included at Thompson Minwax's historical values. The Company will obtain fair market values for these assets and liabilities to be used as the basis for establishing the opening balance sheet values for the net assets. These fair market values will not be available for several months.

                        THE SHERWIN-WILLIAMS COMPANY AND
                 THOMPSON MINWAX HOLDING CORP. AND SUBSIDIARIES

           UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME

                  THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA

                                                           FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                                                ------------------------------------------------------------------
                                                                          PRO FORMA ADJUSTMENTS (g)
                                                 SHERWIN-    THOMPSON     -------------------------     PRO FORMA
                                                 WILLIAMS     MINWAX          DR             CR          COMBINED
                                                ----------   --------     ----------     ----------     ----------
Net sales.....................................  $3,174,035   $288,370     $               $              $3,462,405
Costs and expenses:
  Cost of goods sold..........................   1,874,324    102,584                                     1,976,908
  Selling, general and administrative
    expenses..................................     968,354    143,877         10,601(b)        8,242(a)   1,114,591
  Interest expense (income)...................      14,179     37,929         43,575(d)       37,929(c)      60,716
                                                                               2,962(e)
  Other.......................................       5,629        107                                         5,736
                                                ----------   --------     ----------      ----------     ----------
                                                 2,862,486    284,497         57,137          46,171      3,157,951
                                                ----------   --------     ----------      ----------     ----------
Income before income taxes....................     311,549      3,873                                       304,454
Income taxes..................................     121,504        503                          3,013(f)     118,994
                                                ----------   --------     ----------      ----------    -----------
Net income....................................  $  190,045   $  3,370                                   $   185,460
                                                ==========   ========                                   ===========
Net income per share..........................  $     2.20(h)                                           $      2.15(h)
                                                ==========                                              ===========
Average shares outstanding (in thousands).....      86,359(h)                                                86,359(h)

---------------


(a)   Remove goodwill amortization of Thompson Minwax related to L&F Products, Inc.
(b)   Record amortization of excess of purchase price over acquired net assets, based on an estimated life of 40 years. Such amortization expense is subject to possible adjustment upon completion of Thompson Minwax appraisal valuation.
(c)   Remove interest expense of Thompson Minwax.
(d)   Record additional estimated interest expense resulting from the use of debt to finance the acquisition.
(e)   Remove interest income earned on short-term investments.
(f)   Record tax effect, using a 35% statutory federal rate, on the net pro forma adjustments.
(g)   The Company expects to achieve certain synergies in relation to the business combination. Such synergies have not been directly identified, and thus are not included in the above pro forma adjustments.
(h)   Does not give effect to the two-for-one common stock split to be distributed on or about March 28, 1997 to holders of record on March 3, 1997.

                        THE SHERWIN-WILLIAMS COMPANY AND
                        PRATT & LAMBERT UNITED, INC. AND
                 THOMPSON MINWAX HOLDING CORP. AND SUBSIDIARIES

           UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME

                  THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA

                                                       FOR THE YEAR ENDED DECEMBER 31, 1995
                                 ---------------------------------------------------------------------------------
                                                                          PRO FORMA ADJUSTMENTS (i)
                                              PRO FORMA
                                  SHERWIN-     PRATT &       THOMPSON     -------------------------     PRO FORMA
                                  WILLIAMS     LAMBERT        MINWAX          DR             CR          COMBINED
                                 ----------   ----------     --------     ----------     ----------     ----------
Net sales......................  $3,273,819   $  396,362     $367,710     $              $              $4,037,891
Costs and expenses:
  Cost of goods sold...........   1,877,083      291,891     137,934                                     2,306,908
  Selling, general and
    administrative expenses....   1,075,442       83,031     170,212          23,317(b)      13,394(a)   1,340,458
                                                                               1,380(f)
                                                                                 470(g)
  Interest expense (income)....      (8,986)       6,291      52,156          80,293(d)      65,180(c)      73,592
                                                       0                       9,018(e)
  Other........................      11,782         (137)     16,964                                        28,609
                                 ----------     --------     ----------   ----------     ----------     ----------
                                  2,955,321      381,076     377,266         114,477         78,574      3,749,567
                                 ----------     --------     ----------   ----------     ----------     ----------
Income before income taxes.....     318,498       15,286      (9,556)                                      288,324
Income taxes...................     117,844        8,100         298                          9,093(h)     117,149
                                 ----------     --------     ----------   ----------     ----------     ----------
Net income.....................  $  200,654   $    7,186     $(9,854)                                   $  171,175
                                 ==========     ========     ==========                                 ==========
Net income per share...........  $     2.34(j)                                                          $     2.00(j)
                                 ==========                                                             ==========
Average shares outstanding (in
  thousands)...................      85,743(j)                                                              85,743(j)

---------------

(a) Remove goodwill amortization of Pratt & Lambert related to United Coatings, Inc. and goodwill amortization of Thompson Minwax related to L&F Products, Inc.

(b) Record amortization of excess of purchase price over acquired net assets, based on an estimated life of 40 years. Such amortization expense is subject to possible adjustment upon completion of Thompson Minwax appraisal valuation.

(c)  Remove interest expense of Pratt & Lambert and Thompson Minwax.

(d) Record additional estimated interest expense resulting from the use of debt to finance the acquisitions.

(e)  Remove interest income earned on short-term investments.

(f) Record additional estimated depreciation expense due to write-up of Pratt & Lambert fixed assets. Such depreciation expense is subject to possible additional adjustment upon completion of Thompson Minwax appraisal valuation.

(g) Record amortization expense of Pratt & Lambert identified trademarks. Such amortization expense is subject to additional adjustment upon completion of Thompson Minwax appraisal valuation.

(h) Record tax effect, using a 35% statutory federal rate, on the net pro forma adjustments.

(i) The Company expects to achieve certain synergies in relation to the business combination. Such synergies have not been directly identified, and thus are not included in the above pro forma adjustments.

(j) Does not give effect to the two-for-one common stock split to be distributed on or about March 28, 1997 to holders of record on March 3, 1997.

                                       S-9

                         DESCRIPTION OF THE SECURITIES

CERTAIN TERMS OF THE NOTES DUE 2000

     The Notes Due 2000 are a series of Debt Securities described in the accompanying Prospectus, will be limited to $100 million aggregate principal amount and will mature on February 1, 2000. Reference should be made to the accompanying Prospectus for a detailed summary of additional provisions of the Notes Due 2000 and of the Indenture dated as of February 1, 1996 (the "Indenture") between the Company and The Chase Manhattan Bank (formerly known as Chemical Bank), as trustee (the "Trustee"), under which the Notes Due 2000 will be issued.

     The Notes Due 2000 will bear interest at the rate of 6.25% per annum from February 10, 1997, payable semiannually in arrears on February 1 and August 1 of each year, commencing August 1, 1997, to the persons in whose names the Notes Due 2000 are registered at the close of business on the preceding January 15 or July 15, each a record date, as the case may be. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

     The Notes Due 2000 may not be redeemed prior to their stated maturity and will not be subject to any sinking fund.

CERTAIN TERMS OF THE NOTES DUE 2002

     The Notes Due 2002 are a series of Debt Securities described in the accompanying Prospectus, will be limited to $100 million aggregate principal amount and will mature on February 1, 2002. Reference should be made to the accompanying Prospectus for a detailed summary of additional provisions of the Notes Due 2002 and of the Indenture under which the Notes Due 2002 will be issued.

     The Notes Due 2002 will bear interest at the rate of 6.5% per annum from February 10, 1997, payable semiannually in arrears on February 1 and August 1 of each year, commencing August 1, 1997, to the persons in whose names the Notes Due 2002 are registered at the close of business on the preceding January 15 or July 15, each a record date, as the case may be. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

     The Notes Due 2002 may not be redeemed prior to their stated maturity and will not be subject to any sinking fund.

CERTAIN TERMS OF THE NOTES DUE 2007

     The Notes Due 2007 are a series of Debt Securities described in the accompanying Prospectus, will be limited to $200 million aggregate principal amount and will mature on February 1, 2007. Reference should be made to the accompanying Prospectus for a detailed summary of additional provisions of the Notes Due 2007 and of the Indenture under which the Notes Due 2007 will be issued.

     The Notes Due 2007 will bear interest at the rate of 6.85% per annum from February 10, 1997, payable semiannually in arrears on February 1 and August 1 of each year, commencing August 1, 1997, to the persons in whose names the Notes Due 2007 are registered at the close of business on the preceding January 15 or July 15, each a record date, as the case may be. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.

     The Notes Due 2007 will not be subject to any sinking fund.

     The Notes Due 2007 will be redeemable as a whole or in part, at the option of the Company at any time, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes Due 2007 to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments (as hereinafter defined) thereon discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus accrued interest on the principal amount being redeemed to the date of redemption.

     "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes Due 2007 to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes Due 2007. "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with the Company.

     "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or
(B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

     "Reference Treasury Dealer" means each of Salomon Brothers Inc, Credit Suisse First Boston Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

     "Remaining Scheduled Payments" means, with respect to any Note Due 2007, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such Note Due 2007, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Notes Due 2007 to be redeemed.

     Unless the Company defaults in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes Due 2007 or portions thereof called for redemption.

DELIVERY AND FORM

     Each of the Securities initially will be represented by one or more global securities ("Global Securities") deposited with The Depository Trust Company ("DTC") and registered in the name of the nominee of DTC, except as set forth below. Each of the Securities will be available for purchase in denominations of $1,000 and integral multiples thereof, in book-entry form only. Unless and until certificated Securities are issued under the limited circumstances described below, no beneficial owner of a Security shall be entitled to receive a definitive certificate representing a Security. So long as DTC or any successor depositary (collectively, the "Depositary") or its nominee is the registered holder of the Global Securities, the Depositary, or such nominee, as the case may be, will be considered to be the sole owner or holder of the Securities for all purposes of the Indenture.

BOOK-ENTRY SYSTEM

     DTC has advised the Company that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations (the "Participants") and facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes in accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations (including the Underwriters). Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (the "Indirect Participants"). Beneficial owners of the Securities that are not Participants or Indirect Participants who desire to purchase, sell or otherwise transfer ownership of, or other interest in, the Securities may do so only through Participants and Indirect Participants.

     Payments with respect to the Global Securities will be made by the Paying Agent to DTC or any successor depositary, or its nominee. The Company expects that any such Depositary, or its nominee, upon receipt of any payment of principal or of interest on the Global Securities will credit the accounts of its Participants with payments in amounts proportionate to such Participants' ownership interest in the Global Securities. Beneficial owners of the Securities, directly or indirectly, will receive distributions of principal and interest in proportion to their beneficial ownership through the Participants. Consequently, any payments to beneficial owners of the Securities will be subject to the terms, conditions and time of payment required by the Depositary, the Participants and Indirect Participants, as applicable. The Company expects that such payments will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name." Such payments will be the responsibility of such Participants and Indirect Participants. Neither the Company, the Trustee for the Securities, any Paying Agent nor the Note Registrar for the Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     Under the rules, regulations and procedures creating and affecting DTC and its operations, DTC is required to make book-entry transfers among Participants on whose behalf it acts with respect to the Securities and is required to receive and transmit distributions of principal and interest on the Securities. Participants and Indirect Participants with which beneficial owners of the Securities have accounts similarly are required to make book-entry transfers and receive and transmit such payments on behalf of their respective beneficial owners of the Securities. Accordingly, although beneficial owners of the Securities will not possess certificated Securities, beneficial owners will receive payments and will be able to transfer their interests.

     Since it is anticipated that the only holder of the Securities will be the Depositary or its nominee, beneficial owners of the Securities will not be recognized as holders of the Securities under the Indenture unless certificated definitive Securities are issued. So long as the Securities are represented by the Global Securities, beneficial owners of the Securities will only be permitted to exercise the rights of holders of the Securities indirectly through the Participants who in turn will exercise such rights through the Depositary.

     If the Depositary is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Securities in definitive form in exchange for the Global Securities representing the Securities. In addition, the Company may at any time and in its sole discretion determine not to have the Securities represented by Global Securities and, in such event, will issue individual Securities in definitive form in exchange for the Global Securities representing the Securities. Furthermore, if the Company so specifies with respect to the Securities, an owner of a beneficial interest in a Global Security representing Securities may, on terms acceptable to the Company, the Trustee, and the Depositary, receive individual Securities of such series in exchange for such beneficial interests.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Securities will be made by the Underwriters in immediately available funds. So long as the Securities are represented by the Global Securities, all payments of principal and interest will be made by the Company in immediately available funds.

     The Securities will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Securities will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Securities.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of Securities set forth opposite its name below.

                                             PRINCIPAL AMOUNT     PRINCIPAL AMOUNT     PRINCIPAL AMOUNT
               UNDERWRITERS                  OF NOTES DUE 2000    OF NOTES DUE 2002    OF NOTES DUE 2007
------------------------------------------   -----------------    -----------------    -----------------
Salomon Brothers Inc .....................     $  37,500,000        $  37,500,000        $  75,000,000
Credit Suisse First Boston Corporation....        25,000,000           25,000,000           50,000,000
Merrill Lynch, Pierce, Fenner & Smith
            Incorporated..................        37,500,000           37,500,000           75,000,000
                                               -------------        -------------        -------------
  Total...................................     $ 100,000,000        $ 100,000,000        $ 200,000,000
                                               =============        =============        =============

     The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the Securities are subject to certain conditions precedent, that the Underwriting Agreement may be terminated under certain circumstances, and that the Underwriters will be obligated to purchase all of the Securities if any are purchased.

     The Company has been advised by the Underwriters that the Underwriters propose initially to offer the Securities to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of .24%, in the case of the Notes Due 2000, not in excess of .35%, in the case of the Notes Due 2002, and not in excess of .40%, in the case of the Notes Due 2007, of the principal amount thereof. The Underwriters may allow, and such dealers may reallow, a concession not in excess of .20%, in the case of the Notes Due 2000, not in excess of .25%, in the case of the Notes Due 2002 and not in excess of .25%, in the case of the Notes Due 2007, of the principal amount thereof on sales to other dealers. After the initial public offering, the public offering price and such concessions may be changed.

     The Securities are new issues of securities with no established trading market. The Company does not intend to apply for listing of the Securities on a national securities exchange, but has been advised by the Underwriters that they presently intend to make a market in the Securities, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Securities, and any such market making may be discontinued at any time at the sole discretion of the Underwriters. Accordingly, no assurance can be given as to the liquidity of, or the trading market for, the Securities.

     The Underwriters and certain of their affiliates and associates may be customers of, have borrowing relationships with, engage in transactions with, and/or perform services, including investment banking services, for, the Company and its affiliates in the ordinary course of business. One of the Underwriters is acting as the initial purchaser of the securities to be offered in the Concurrent Offering and is receiving customary compensation in connection therewith.

                     INFORMATION INCORPORATED BY REFERENCE

     As described in the Prospectus, the Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such documents filed by the Company with the Commission now may also be accessed electronically by means of the Commission's home page on the world wide web on the Internet at "http://www.sec.gov".

     The following documents filed by the Company with the Commission are incorporated into the Prospectus and this Prospectus Supplement by reference:

          (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1995;

          (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996; and

          (iii) the Company's Current Reports on Form 8-K and Form 8-K/A dated January 8, 1996, November 22, 1996, January 7, 1997 and January 29, 1997.

     All documents and reports filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of any offering of securities made by the Prospectus and this Prospectus Supplement shall be deemed to be incorporated by reference into the Prospectus and this Prospectus Supplement and to be a part of the Prospectus and this Prospectus Supplement from the date of filing of such document. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the Prospectus and this Prospectus Supplement to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Prospectus and this Prospectus Supplement.

     The Company will provide without charge to any person to whom the Prospectus and this Prospectus Supplement is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits not specifically incorporated by reference into the texts of such documents). Requests for such documents should be directed to:

                          The Sherwin-Williams Company
                           101 Prospect Avenue, N.W.
                                   12th Floor
                              Cleveland, OH 44115
                           Telephone: (216) 566-2000
                         Attention: Corporate Secretary

                                 LEGAL MATTERS

     The validity of the Securities offered by the Company hereby will be passed upon for the Company by Louis E. Stellato, Vice President, General Counsel and Secretary of the Company. Certain legal matters in connection with the offerings contemplated herein are being passed upon for the Underwriters by Cravath, Swaine & Moore, New York, New York. At December 31, 1996, Mr. Stellato beneficially owned 17,273 shares of common stock of the Company and held options to purchase an additional 39,800 shares of common stock of which 34,466 were exercisable within 60 days of such date.

PROSPECTUS
THE SHERWIN-WILLIAMS COMPANY                              SHERWIN-WILLIAMS LOGO

DEBT SECURITIES

The Sherwin-Williams Company (the "Company") from time to time may offer its debt securities (the "Debt Securities"), in one or more series, from which the Company will receive up to $450,000,000 in proceeds, including the equivalent thereof in other currencies or composite currency units such as the European Currency Unit. The Debt Securities may be offered in one or more series, in amounts, at prices and on terms determined at the time of sale and set forth in a supplement to this Prospectus (a "Prospectus Supplement").

Unless otherwise specified in an accompanying Prospectus Supplement, the Debt Securities will be senior securities of the Company, ranking equally with all other unsubordinated and unsecured indebtedness of the Company.

The specific terms of the Debt Securities with respect to which this Prospectus is being delivered will be set forth in an accompanying Prospectus Supplement including, where applicable, the specific designation, aggregate principal amount, ranking, authorized denomination, maturity, rate or method of calculation of interest and dates for payment thereof, any exchangeability, conversion, redemption, prepayment, or sinking fund provisions, the currency or currency unit in which principal, premium, or interest is payable, the designation of the trustee acting under the applicable indenture, the initial offering price and any other specific terms of such Debt Securities. The Prospectus Supplement will also contain information, where applicable, about material United States federal income tax considerations relating to, and any listing on a securities exchange of, the Debt Securities covered by such Prospectus Supplement.

The Company may sell the Debt Securities directly, through agents designated from time to time, or through underwriters or dealers. If any agents, underwriters, or dealers are involved in the sale of the Debt Securities, the names of such agents, underwriters, or dealers and any applicable commissions or discounts and the net proceeds to the Company from such sale will be set forth in the applicable Prospectus Supplement.

The Debt Securities may be issued only in registered form, including in the form of one or more global securities ("Global Securities"), unless otherwise set forth in the Prospectus Supplement.

THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF DEBT SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is February 28, 1996.

     IN CONNECTION WITH THE OFFERING OF CERTAIN SECURITIES, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE DEBT SECURITIES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company with the Commission pursuant to the informational requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street (Suite
1400), Chicago, Illinois 60661; and copies of such material may be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549, at prescribed rates. Such reports, proxy statements and other information may also be inspected at the offices of the New York Stock Exchange, Inc. ("NYSE"), 20 Broad Street, New York, New York.

     This Prospectus constitutes a part of a Registration Statement filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the Debt Securities. Statements contained herein concerning the provisions of any documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                     INFORMATION INCORPORATED BY REFERENCE

     The Company incorporates herein by reference the following documents filed with the Commission pursuant to the Exchange Act:

          (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994.

          (b) The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995, June 30, 1995 and September 30, 1995.

          (c) The Company's Current Report on Form 8-K dated January 8, 1996 and Form 8-K/A dated February 8, 1996, amending such Form 8-K.

     All documents and reports subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus or any Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement.

     The Company will furnish without charge to each person, including any beneficial owner, to whom this Prospectus and the accompanying Prospectus Supplement are delivered, upon the written or oral request of such person, a copy of any or all the documents incorporated herein by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents, and any other documents specifically identified herein as incorporated by reference into the Registration Statement to which this Prospectus relates or into such other documents.

                Requests for such copies should be addressed to:

                          The Sherwin-Williams Company
                           Att.: Corporate Secretary
                           101 Prospect Avenue, N.W.
                             Cleveland, Ohio 44115

                        Telephone Number: (216) 566-2000

                                  THE COMPANY

     The Sherwin-Williams Company, which was first incorporated under the Laws of the State of Ohio eighteen years after its founding in 1866, is engaged in the manufacture, distribution and sale of paints, coatings and related products to professional, industrial, commercial and retail customers.

     The Sherwin-Williams Company, together with its consolidated subsidiaries, is herein called the "Company". The Company's principal executive offices are located at 101 Prospect Avenue, N.W., Cleveland, Ohio 44115, and its telephone number is (212) 566-2000.

                              RECENT DEVELOPMENTS

     For the year ended December 31, 1995, net sales of the Company increased 5.6% to $3,273,819,000 from $3,100,069,000 for the year ended December 31, 1994.
Net income for 1995 increased 7.5% to $200,654,000, while income per share for 1995 increased 8.8% to $2.34 from $2.15 in 1994. Net sales in the Company's Paint Stores Segment for 1995 were up 7.3% to $2,130,559,000, with comparable-store sales increasing 6.5%. Operating profit for the Paint Stores Segment for 1995 improved 12.7% to $158,458,000. The annual net sales of the Company's Coating Segment for 1995 increased 2.7% to $1,129,429,000 from $1,099,460,000 in 1994. Operating profits of the Coating Segment for 1995 increased .6% to $202,361,000.

     In the three-month period ended December 31, 1995, consolidated net sales of the Company were $740,907,000, 5.3% higher than the corresponding three-month period of 1994. Net income for the three-month period increased 10.1% to $33,766,000 and net income per share increased to $.39 from $.36 for the corresponding three-month period in 1994. The Paint Stores Segment had a sales gain of 5.4% in this three-month period and a 12.4% operating profit improvement. The Coating Segment's sales increased 5.1 % in this three-month period while the operating profit for the Coating Segment increased 2.1%.

                                USE OF PROCEEDS

     Unless otherwise set forth in the applicable Prospectus Supplement, the net proceeds from the sale of the Debt Securities will be used for general corporate purposes, which may include repayment of indebtedness, acquisitions, additions to working capital and capital expenditures. Additional information on the use of net proceeds from the sale of any particular Debt Securities will be set forth in the Prospectus Supplement relating to such Debt Securities.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Company's consolidated ratios of earnings to fixed charges (a) for each of 1994, 1993, 1992, 1991 and 1990 and for the nine months ended September 30, 1995 on a historical basis and (b) for 1994 and the nine months ended September 30, 1995 on a pro forma basis. The pro forma ratios give effect to the acquisition of all the capital stock of Pratt & Lambert United, Inc., a New York corporation, at $35.00 per share, by the Company pursuant to a public tender offer by SWACQ, Inc., a New York corporation and a wholly owned subsidiary of the Company, which was followed by the merger of SWACQ, Inc. into Pratt & Lambert United, Inc. resulting in Pratt & Lambert United, Inc. becoming a wholly owned subsidiary of the Company, as if such transaction had been completed on January 1, 1994.

                                                                         YEAR ENDED DECEMBER 31,
                                NINE MONTHS            ------------------------------------------------------------
                                   ENDED
                             SEPTEMBER 30, 1995                  1994              1993     1992     1991     1990
                          ------------------------     ------------------------    ----     ----     ----     ----
                          HISTORICAL     PRO FORMA     HISTORICAL     PRO FORMA

Ratio of earnings
  to fixed charges(a)         4.6           4.1            4.1           3.5        3.7      3.4      3.1      3.0


---------------

(a) For purposes of computing such ratio, earnings consist of income before income taxes and the cumulative effect of accounting changes plus fixed charges, and fixed charges consist of interest expense and gross rent expense.

                         DESCRIPTION OF DEBT SECURITIES

     The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities. Accordingly, for a description of the terms of a particular issue of Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and to the following description.

     Debt Securities will be issued under an indenture dated as of February 1, 1996 (the "Indenture"), between the Company and Chemical Bank, as trustee (the "Trustee"). A copy of the form of Indenture has been filed as an exhibit to the Registration Statement filed with the Commission. The following discussion of certain provisions of the Indenture is a summary only and does not purport to be a complete description of the terms and provisions of the Indenture. References appearing below are to the Indenture and, wherever particular provisions are referred to, such provisions are incorporated by reference as a part of the statement made, and the statement is qualified in its entirety by such reference. Accordingly, the following discussion is qualified in its entirety by reference to the provisions of the Indenture, including the definition therein of terms used below with their initial letters capitalized.

GENERAL

     The Indenture does not limit the aggregate principal amount of Debt Securities that can be issued thereunder. The Debt Securities may be issued in one or more series as may be authorized from time to time by the Company. (Section 2.03.) Reference is made to the applicable Prospectus Supplement for the following terms of the Debt Securities of the series with respect to which such Prospectus Supplement is being delivered:

          (a) The title of the Debt Securities of the series;

          (b) Any limit on the aggregate principal amount of the Debt Securities of the series that may be authenticated and delivered under the Indenture;

          (c) The date or dates on which the principal and premium with respect to the Debt Securities of the series are payable;

          (d) The rate or rates (which may be fixed or variable) at which the Debt Securities of the series shall bear interest (if any) or the method of determining such rate or rates, the date or dates from which such interest shall accrue, the interest payment dates on which such interest shall be payable or the method by which such dates will be determined, the record dates for the determination of holders thereof to whom such interest is payable, and the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months;

          (e) The place or places, if any, in addition to or instead of the Corporate Trust Office of the Trustee, where the principal, premium, and interest with respect to Debt Securities of the series shall be payable;

          (f) The price or prices at which, the period or periods within which, and the terms and conditions upon which Debt Securities of the series may be redeemed, in whole or in part, at the option of the Company or otherwise;

          (g) The obligation, if any, of the Company to redeem, purchase, or repay Debt Securities of the series pursuant to any sinking fund or analogous provisions or at the option of a holder thereof and the price or prices at which, the period or periods within which, and the terms and conditions upon which Debt Securities of the series shall be redeemed, purchased, or repaid, in whole or in part, pursuant to such obligations;

          (h) The terms, if any, upon which the Debt Securities of the series may be convertible into or exchanged for Common Stock, Preferred Stock (which may be represented by Depositary Shares), other Debt Securities, or warrants for Common Stock, Preferred Stock, or indebtedness or other securities of any kind of the Company or any other issuer or obligor and the terms and conditions upon which such conversion or exchange shall be effected, including the initial conversion or exchange price or rate, the conversion or exchange period, and any other additional provisions;

          (i) If other than denominations of $1,000 or any integral multiple thereof, the denominations in which Debt Securities of the series shall be issuable;

          (j) If the amount of principal, premium, if any, or interest with respect to the Debt Securities of the series may be determined with reference to an index or pursuant to a formula, the manner in which such amounts will be determined;

          (k) If the principal amount payable at the stated maturity of Debt Securities of the series will not be determinable as of any one or more dates prior to such stated maturity, the amount that will be deemed to be such principal amount as of any such date for any purpose, including the principal amount thereof which will be due and payable upon any maturity other than the stated maturity or which will be deemed to be outstanding as of any such date (or, in any such case, the manner in which such deemed principal amount is to be determined);

          (l) Any changes or additions to the provisions of the Indenture dealing with defeasance, including the addition of additional covenants that may be subject to the Company's covenant defeasance option;

          (m) If other than such coin or currency of the United States as at the time of payment is legal tender for payment of public and private debts, the coin or currency in which payment of the principal, premium, if any, and interest with respect to Debt Securities of the series shall be payable, and if necessary, the manner of determining the equivalent thereof in United States currency.

          (n) If other than the principal amount thereof, the portion of the principal amount of Debt Securities of the series that shall be payable upon declaration of acceleration of the maturity thereof or provable in bankruptcy;

          (o) Any addition to or change in the Events of Default with respect to the Debt Securities of the series and any change in the right of the Trustee or the holders to declare the principal, premium, if any, and interest with respect to such Debt Securities due and payable;

          (p) If the Debt Securities of the series shall be issued in whole or in part in the form of a Global Security, the terms and conditions, if any, upon which such Global Security may be exchanged in whole or in part for other individual Debt Securities in definitive registered form, the Depositary for such Global Security, and the form of any legend or legends to be borne by any such Global Security in addition to or in lieu of the legend referred to in the Indenture;

          (q) Any trustee, authenticating or paying agents, transfer agents, or registrars;

          (r) The applicability of, and any addition to or change in, the covenants and definitions then set forth in the Indenture or in the terms then set forth in the Indenture relating to permitted consolidations, mergers, or sales of assets, including conditioning any merger, conveyance, transfer, or lease permitted by the Indenture upon the satisfaction of an indebtedness coverage standard by the Company and any successor to the Company;

          (s) The terms, if any, of any guarantee of the payment of principal, premium, and interest with respect to Debt Securities of the series and any corresponding changes to the provision of the Indenture as then in effect;

          (t) The terms, if any, of the transfer, mortgage, pledge, or assignment as security for the Debt Securities of the series of any properties, assets, moneys, proceeds, securities, or other collateral, including whether certain provisions of the Trust Indenture Act are applicable and any corresponding changes to provisions of the Indenture as then in effect;

          (u) With regard to Debt Securities of the series that do not bear interest, the dates for certain required reports to the Trustee; and

          (v) Any other terms of the Debt Securities of the series (which terms shall not be prohibited by the provisions of the Indenture). (Section 2.03.)

     The Prospectus Supplement will also describe any material United States federal income tax consequences or other special considerations applicable to the series of Debt Securities to which such Prospectus Supplement relates, including those applicable to (a) Debt Securities with respect to which payments of principal, premium, if any, or interest are determined with reference to an index or formula (including changes in prices of particular securities, currencies or commodities), (b) Debt Securities with respect to which principal, premium, if any, or interest is payable in a foreign or composite currency, (c) Debt Securities that are issued at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates ("Original Issue Discount Debt Securities"), and (d) variable rate Debt Securities that are exchangeable for fixed rate Debt Securities.

     Payments of interest on Registered Securities may be made at the option of the Company by check mailed to the registered holders thereof or, if so provided in the applicable Prospectus Supplement, at the option of a holder by wire transfer to an account designated by such holder. (Section 2.12.)

     Unless otherwise provided in the applicable Prospectus Supplement, Registered Securities may be transferred or exchanged at the office of the Trustee at which its corporate trust business is principally administered in the United States or at the office of the Trustee or the Trustee's agent in the Borough of Manhattan, the City and State of New York, at which its corporate agency business is conducted, subject to the limitations provided in the Indenture, without the payment of any service charge, other than any tax or governmental charge payable in connection therewith. (Section 2.07.)

     All funds paid by the Company to a paying agent for the payment of principal, premium, if any, or interest with respect to any Debt Securities that remain unclaimed at the end of two years after such principal, premium, or interest shall have become due and payable will be repaid to the Company, and the holders of such Debt Securities will thereafter look only to the Company for payment thereof.

GLOBAL SECURITIES

     The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities. (Section 2.15.) A Global Security is a Debt Security that represents, and is denominated in an amount equal to the aggregate principal amount of, all outstanding Debt Securities of a series, or any portion thereof, in either case having the same terms, including the same original issue date, date or dates on which principal and interest are due, and interest rate or method of determining interest. A Global Security will be deposited with, or on behalf of, a Depositary, which will be identified in the Prospectus Supplement relating to such Debt Securities. Global Securities may be issued in only fully registered form and in either temporary or definitive form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depositary to a nominee of the Depositary, or by the Depositary or any nominee of the Depositary to a successor Depositary or any nominee of such successor. (Section 2.15.)

     The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such Debt Securities. The Company anticipates that the following provisions will generally apply to depositary arrangements.

     Upon the issuance of a Global Security, the Depositary for such Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with the Depositary ("participants"). Such accounts shall be designated by the dealers or underwriters with respect to such Debt Securities or, if such Debt Securities are offered and sold directly by the Company or through one or more agents, by the Company or such agents. Ownership of beneficial interests in a Global Security will be limited to participants or persons that hold beneficial interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary (with respect to interests of participants) or records maintained by participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limitations and laws may impair the ability to transfer beneficial interests in a Global Security.

     So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or nominee, as the case may be, will be considered the sole owner or holder of the individual Debt Securities represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any of such Debt Securities in definitive form, and will not be considered the owners or holders thereof under the Indenture. (Section 2.15.) Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depository for such Global Security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of holders or if an owner of a beneficial interest in a Global Security desires to give or take any action which a holder is entitled to give or take under the Indenture, the Depositary for such Global Security would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

     Payments of principal, premium, if any, and interest with respect to individual Debt Securities represented by a Global Security will be made to the Depositary or its nominee, as the case may be, as the registered owner or holder of such Global Security. Neither the Company, the Trustee, any paying agent or registrar for such Debt Securities, or any agent of the Company or the Trustee will have any responsibility or liability for (a) any aspect of the records relating to or payments made by the

Depositary, its nominee, or any participants on account of beneficial interests in the Global Security or for maintaining, supervising, or reviewing any records relating to such beneficial interests, (b) the payment to the owners of beneficial interests in the Global Security of amounts paid to the Depositary or its nominee, or (c) any other matter relating to the actions and practices of the Depositary, its nominee, or its participants. (Section 2.15.) Neither the Company, the Trustee, any paying agent or registrar for such Debt Securities, or any agent of the Company or the Trustee will be liable for any delay by the Depositary, its nominee, or any of its participants in identifying the owners of beneficial interests in the Global Security, and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Depositary or its nominee for all purposes.

     The Company expects that the Depositary for a series of Debt Securities or its nominee, upon receipt of any payment of principal, premium, if any, or interest with respect to a definitive Global Security representing any of such Debt Securities, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security, as shown on the records of the Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers and registered in "street name." Such payments will be the responsibility of such participants.

     If the Depositary for a series of Debt Securities is at any time unwilling, unable, or ineligible to continue as depositary, the Company shall appoint a successor depositary. If a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Debt Securities of such series in exchange for the Global Security representing such series of Debt Securities. (Section 2.15.) In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine no longer to have Debt Securities of a series represented by a Global Security and, in such event, will issue individual Debt Securities of such series in exchange for the Global Security representing such series of Debt Securities. (Section 2.15.) Furthermore, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to the Company, the Trustee, and the Depositary for such Global Security, receive individual Debt Securities of such series in exchange for such beneficial interests, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of individual Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name.

CERTAIN COVENANTS OF THE COMPANY

     Limitation on Liens

     Unless otherwise provided in the Prospectus Supplement, the Company and its Restricted Subsidiaries will not create any Liens unless Debt Securities then outstanding are equally and ratably secured, with certain exceptions, including but not limited to: (a) pledges or deposits under worker's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (including government contracts, but excluding contracts for the payment of Indebtedness) or other obligations of like nature, in each case incurred in the ordinary course of business, (b) statutory and tax Liens for sums not yet due or delinquent or being contested in good faith by appropriate proceedings, (c) certain encumbrances and easements,
(d) Liens existing at the date of the Indenture, (e) Liens securing only Indebtedness of a Wholly Owned Subsidiary of the Company to the Company or one or more Wholly Owned Subsidiaries of the Company, (f) Purchase Money Liens, (g) Liens on property or shares of stock of another Person at the time such other Person becomes a Subsidiary of such Person, provided that such Liens are not created in connection with such other Person becoming a Subsidiary of such Person, (h) Liens securing a Hedging Obligation, (i) Liens created in connection with a tax-free financing, (j) Liens resulting from the deposit of funds or evidences of

Indebtedness in trust for the purpose of defeasing Indebtedness of the Company or any of its Subsidiaries, (k) rights of a common owner of any interest in property, (l) Liens placed upon any real property owned or acquired by the Company or any of its Subsidiaries securing Indebtedness in an amount up to 80% of the fair market value of such real property, (m) Liens to secure any refinancing, refunding, extension, renewal or replacement of any Indebtedness secured by certain permitted Liens, and (n) additional Liens not to exceed a total of 15% of Consolidated Net Tangible Assets. (Section 4.07.)

     Limitation on Sale/Leaseback Transactions

     Unless otherwise provided in the Prospectus Supplement, the Company and its Restricted Subsidiaries shall not enter into any Sale/Leaseback Transaction with respect to any Principal Property unless (i) the Company or such Restricted Subsidiary would be entitled to create a Lien on such Principal Property securing Indebtedness in an amount equal to the Attributable Indebtedness with respect to such Sale/Leaseback Transaction without securing the Debt Securities pursuant to the provisions described above under "-- Limitation on Liens" or
(ii) the Company, within six months from the effective date of such Sale/Leaseback Transaction, applies an amount equal to the Attributable Indebtedness with respect to such Sale/Leaseback Transaction to the voluntary defeasance or retirement of Debt Securities or other Indebtedness ranking pari passu with the Debt Securities; provided that the foregoing will not prevent the Company or any Restricted Subsidiary from (x) entering into any Sale/Leaseback Transaction involving a lease with a term of less than three years or (y) entering into any Sale/Leaseback Transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries. (Section 4.08.)

     Limitation on Consolidations and Mergers

     The Company shall not consolidate with or merge into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its assets (in one transaction or a series of related transactions) to another entity unless such entity is a corporation that assumes all the obligations under the Debt Securities and the Indenture and certain other conditions are met (whereupon all such obligations of the Company shall terminate). (Section 10.01.)

EVENTS OF DEFAULT AND REMEDIES

     The following events are defined in the Indenture as "Events of Default" with respect to a series of Debt Securities (Section 6.01.):

          (a) Default in the payment of any installment of interest on any Debt Securities of that series, as and when the same shall become due and payable and continuance of such default for a period of 30 days;

          (b) Default in the payment of all or any part of the principal or premium with respect to any Debt Securities of that series as and when the same shall become due and payable, whether at maturity, upon redemption, by declaration, upon required repurchase, or otherwise;

          (c) Default in the payment of any sinking fund payment with respect to any Debt Securities of that series as and when the same shall become due and payable and continuance of such default for a period of 30 days;

          (d) Failure on the part of the Company to comply with the provisions of the Indenture relating to consolidations, mergers, and sales of assets;

          (e) Failure on the part of the Company duly to observe or perform any other of the covenants or agreements on the part of the Company in the Debt Securities of that series, in the Indenture with respect to such series, or in any supplemental Indenture with respect to such series (other than covenants or agreements included solely by or for the benefit of a series of Debt Securities thereunder other than that series) continuing for a period of 90 days after the date on which written notice specifying such failure and requiring the Company to remedy the same and stating that such notice is a "Notice of Default" hereunder shall have been given to the Company by the Trustee or to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the Debt Securities of that series at the time outstanding;

          (f) The Company or any of its "Significant Subsidiaries" (defined as any subsidiary of the Company that would be a "significant subsidiary" as defined in Rule 405 under the Securities Act as in effect on the date of the Indenture) shall (1) voluntarily commence any proceeding or file any petition seeking relief under the United States Bankruptcy Code or other federal or state bankruptcy, insolvency, or similar law, (2) consent to the institution of, or fail to controvert within the time and in the manner prescribed by law, any such proceeding or the filing of any such petition,
     (3) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, or similar official for the Company or any such Significant Subsidiary or for a substantial part of its property, (4) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (5) make a general assignment for the benefit of creditors, (6) admit in writing its inability or fail generally to pay its debts as they become due, (7) take corporate action for the purpose of effecting any of the foregoing, or (8) take any comparable action under any foreign laws relating to insolvency of the Company or any Significant Subsidiary.

          (g) The entry of an order or decree by a court having competent jurisdiction for (1) relief with respect to the Company or any of its Significant Subsidiaries or a substantial part of any of their property under the United States Bankruptcy Code or any other federal or state bankruptcy, insolvency, or similar law, (2) the appointment of a receiver, trustee, custodian, sequestrator, or similar official for the Company or any such Significant Subsidiary or for a substantial part of any of their property (except any decree or order appointing such official of any Significant Subsidiary pursuant to a plan under which the assets and operations of such Significant Subsidiary are transferred to or combined with another Subsidiary or Subsidiaries of the Company or to the Company), or (3) the winding-up or liquidation of the Company or any such Significant Subsidiary (except any decree or order approving or ordering the winding-up or liquidation of the affairs of a Significant Subsidiary pursuant to a plan under which the assets and operations of such Significant Subsidiary are transferred to or combined with another Subsidiary or Subsidiaries of the Company or to the Company), and such order or decree shall continue unstayed and in effect for 60 consecutive days, or any similar relief is granted under any foreign laws and the order or decree stays in effect for 60 consecutive days;

          (h) Any other Event of Default provided with respect to Debt Securities of that series.

An Event of Default with respect to one series of Debt Securities is not necessarily an Event of Default for another series.

     If an Event of Default described in clause (a), (b), (c), (d), (e), (f) (other than with respect to the Company), (g) (other than with respect to the Company) or (h) above occurs and is continuing with respect to any series of Debt Securities, unless the principal and interest with respect to all the Debt Securities of such series shall have already become due and payable, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series (each such series voting as a separate class) then outstanding may declare the principal amount (or, if Original Issue Discount Debt Securities, such portion of the principal amount as may be specified in such series) of and interest on all the Debt Securities of such series due and payable immediately. If an Event of Default described in clause
(f) or (g) (in each case with respect to the Company) above occurs, unless the principal and interest with respect to all the Debt Securities of all series shall have become due and payable, the principal amount (or, if any series are Original Issue Discount Debt Securities, such portion of the principal amount as may be specified in such series) of and interest on all Debt Securities of all series then outstanding shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of Debt Securities. (Section 6.01.)

     If an Event of Default occurs and is continuing, the Trustee shall be entitled and empowered to institute any action or proceeding for the collection of the sums so due and unpaid or to enforce the performance of any provisions of the Debt Securities of the affected series or the Indenture, to prosecute any such action or proceeding to judgment or final decree, and to enforce any such judgment or final decree against the Company or any other obligor on the Debt Securities of such series. In addition, if there shall be pending proceedings for the bankruptcy or reorganization of the Company or any other obligor on the Debt Securities, or if a receiver, trustee, or similar official shall have been appointed for its property, the Trustee shall be entitled and empowered to file and prove a claim for the whole amount of principal, premium, and interest (or, in the case of Original Issue Discount Debt Securities, such portion of the principal amount as may be specified in the terms of such series) owing and unpaid with respect to the Debt Securities. (Section 6.02.) No holder of any Debt Security of any series shall have any right to institute any action or proceeding upon or under or with respect to the Indenture, for the appointment of a receiver or trustee, or for any other remedy, unless (a) such holder previously shall have given to the Trustee written notice of an Event of Default with respect to Debt Securities of that series and of the continuance thereof,
(b) the holders of not less than 25% in aggregate principal amount of the outstanding Debt Securities of that series (each such series voting as a separate class) shall have made written request to the Trustee to institute such action or proceeding with respect to such Event of Default and shall have offered to the Trustee such reasonable indemnity as it may require against the costs, expenses, and liabilities to be incurred therein or thereby, and (c) the Trustee, for 60 days after its receipt of such notice, request, and offer of indemnity shall have failed to institute such action or proceeding and no direction inconsistent with such written request shall have been given to the Trustee pursuant to the provisions of the Indenture. (Section 6.04.)

     Prior to the acceleration of the maturity of the Debt Securities of any series, the holders of a majority in aggregate principal amount of the Debt Securities of that series at the time outstanding may, on behalf of the holders of all Debt Securities of that series, waive any past default or Event of Default and its consequences for that series, except (a) a default in the payment of the principal, premium, if any, or interest with respect to such Debt Securities or (b) a default with respect to a provision of the Indenture that cannot be amended without the consent of each holder affected thereby. In case of any such waiver, such default shall cease to exist, any Event of Default arising therefrom shall be deemed to have been cured for all purposes, and the Company, the Trustee, and the holders of the Debt Securities of that series shall be restored to their former positions and rights under the Indenture. (Section 6.06.)

     The Trustee shall promptly after the occurrence of a default known to it with respect to a series of Debt Securities, give to the holders of the Debt Securities of such series notice of all uncured defaults with respect to such series known to it, unless such defaults shall have been cured or waived before the giving of such notice; provided, however, that except in the case of default in the payment of principal, premium, if any, or interest with respect to the Debt Securities of such series or in the making of any sinking fund payment with respect to the Debt Securities of such series, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of such Debt Securities. (Section 6.07.)

MODIFICATION OF THE INDENTURE

     The Company and the Trustee may enter into supplemental Indentures without the consent of the holders of Debt Securities for one or more of the following purposes (Section 9.01.):

          (a) To evidence the succession of another person to the Company pursuant to the provisions of the Indenture relating to consolidations, mergers, and sales of assets and the assumption by such successor of the covenants, agreements, and obligations of the Company in the Indenture and in the Debt Securities;

          (b) To surrender any right or power conferred upon the Company by the Indenture, to add to the covenants of the Company such further covenants, restrictions, conditions, or provisions for the protection of the holders of all or any series of Debt Securities as the Board of Directors of the

     Company shall consider to be for the protection of the holders of such Debt Securities and to make the occurrence, or the occurrence and continuance, of a default in any of such additional covenants, restrictions, conditions or provisions a default or an Event of Default under the Indenture (provided, however, that with respect to any such additional covenant, restriction, condition or provision, such supplemental Indenture may provide for a period of grace after default, which may be shorter or longer than that allowed in the case of other defaults, may provide for an immediate enforcement upon such default, may limit the remedies available to the Trustee upon such default, or may limit the right of holders of a majority in aggregate principal amount of any or all series of Debt Securities to waive such default);

          (c) To cure any ambiguity or to correct or supplement any provision contained in the Indenture, in any supplemental Indenture, or in any Debt Securities that may be defective or inconsistent with any other provision contained therein;

          (d) To modify or amend the Indenture in such a manner as to permit the qualification of the Indenture or any supplemental Indenture under the Trust Indenture Act as then in effect;

          (e) To convey, transfer, assign, mortgage, or pledge any property to or with the Trustee, or to make such other provisions in regard to matters or questions arising under the Indenture as shall not adversely affect the interests of any holders of Debt Securities of any series;

          (f) To comply with the provisions of the Indenture relating to consolidations, mergers, and sales of assets;

          (g) To add guarantees with respect to the Debt Securities or to secure the Debt Securities;

          (h) To make any change that does not adversely affect the rights of any holder;

          (i) To add to, change, or eliminate any of the provisions of the Indenture with respect to one or more series of Debt Securities, so long as any such addition, change, or elimination not otherwise permitted under the Indenture shall (1) neither apply to any Debt Security of any series created prior to the execution of such supplemental Indenture and entitled to the benefit of such provision nor modify the rights of the holders of any such Debt Security with respect to such provision or (2) become effective only when there is no such Debt Security outstanding;

          (j) To evidence and provide for the acceptance of appointment by a successor or separate Trustee with respect to the Debt Securities of one or more series and to add to or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the Indenture by more than one Trustee; and

          (k) To establish the form or terms of Debt Securities as described under "Description of Debt Securities -- General" above.

     With the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of each series affected thereby, the Company and the Trustee may from time to time and at any time enter into a supplemental Indenture for the purpose of adding any provisions to, changing in any manner, or eliminating any of the provisions of the Indenture or of any supplemental indenture or modifying in any manner the rights of the holder of the Debt Securities of such series; provided, however, that without the consent of the holders of each Debt Security so affected, no such supplemental Indenture shall
(a) reduce the percentage in principal amount of Debt Securities of any series whose holders must consent to an amendment, (b) reduce the rate of or extend the time for payment of interest on any Debt Security, (c) reduce the principal of or extend the stated maturity of any Debt Security, (d) reduce the premium payable upon the redemption of any Debt Security or change the time at which any Debt Security may or shall be redeemed, (e) make any Debt Security payable in a currency other than that stated in the Debt Security, (f) release any security that may have been granted with respect to the Debt Securities or (g) make any change in the provisions of the Indenture relating to waivers of defaults or amendments that require unanimous consent. (Section 9.02.)

CONSOLIDATION, MERGER, AND SALE OF ASSETS

     The Company may not consolidate with or merge with or into any person, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its assets (in one transaction or a series of related transactions), unless the following conditions have been satisfied (Section 10.01.):

          (a) Either (1) the Company shall be the continuing person in the case of a merger or (2) the resulting, surviving, or transferee person, if other than the Company (the "Successor Company"), shall be a corporation organized and existing under the laws of the United States, any State, or the District of Columbia and shall expressly assume all of the obligations of the Company under the Debt Securities and the Indenture;

          (b) Immediately after giving effect to such transaction (and treating any indebtedness that becomes an obligation of the Successor Company or any subsidiary of the Company as a result of such transaction as having been incurred by the Successor Company or such subsidiary at the time of such transaction), no Default or Event of Default would occur or be continuing;

          (c) The Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, or transfer complies with the Indenture.

SATISFACTION AND DISCHARGE OF THE INDENTURE; DEFEASANCE

     The Indenture shall generally cease to be of any further effect with respect to a series of Debt Securities if (a) the Company has delivered to the Trustee for cancellation all Debt Securities of such series (with certain limited exceptions) or (b) all Debt Securities of such series not theretofore delivered to the Trustee for cancellation shall have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year, and the Company shall have deposited with the Trustee as trust funds the entire amount sufficient (in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee) without consideration of any reinvestment and after payment of all taxes or other charges and assessments in respect thereof payable by the Trustee to pay at maturity or upon redemption all such Debt Securities, no default with respect to the Debt Securities has occurred and is continuing on the date of such deposit, such deposit does not result in a breach or violation of, or constitute a default under, the Indenture or any other agreement or instrument to which the Company is a party and the Company delivered an officers' certificate and an opinion of counsel each stating that such conditions have been complied with (and if, in either case, the Company shall also pay or cause to be paid all other sums payable under the Indenture by the Company). (Section 11.02.)

     In addition, the Company shall have a "legal defeasance option" (pursuant to which it may terminate, with respect to the Debt Securities of a particular series, all of its obligations under such Debt Securities and the Indenture with respect to such Debt Securities) and a "covenant defeasance option" (pursuant to which it may terminate, with respect to the Debt Securities of a particular series, its obligations with respect to such Debt Securities under certain specified covenants contained in the Indenture). If the Company exercises its legal defeasance option with respect to a series of Debt Securities, payment of such Debt Securities may not be accelerated because of an Event of Default. If the Company exercises its covenant defeasance option with respect to a series of Debt Securities, payment of such Debt Securities may not be accelerated because of an Event of Default related to the specified covenants. (Section 11.02.)

     The Company may exercise its legal defeasance option or its covenant defeasance option with respect to the Debt Securities of a series only if (a) the Company irrevocably deposits in trust with the Trustee cash or U.S. Government Obligations (as defined in the Indenture) for the payment of principal, premium, if any, and interest with respect to such Debt Securities to maturity or redemption, as the case may be, (b) the Company delivers to the Trustee a certificate from a nationally recognized firm of independent public accountants expressing their opinion that the payments of principal and interest when due and without reinvestment on the deposited U.S. Government Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay the principal, premium, if any, and interest when due with respect to all the Debt Securities of such series to maturity or redemption, as the case may be, (c) 91 days pass after the deposit is made and during the 91-day period no default described in clause (f) or (g) under "Description of Debt Securities -- Events of Default and Remedies" above with respect to the Company occurs that is continuing at the end of such period, (e) the deposit does not constitute a default under any other agreement binding on the Company, (f) the Company delivers to the Trustee an opinion of counsel to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940, (g) the Company shall have delivered to the Trustee an opinion of counsel addressing certain federal income tax matters relating to the defeasance, and
(h) the Company delivers to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent to the defeasance and discharge of the Debt Securities of such series as contemplated by the Indenture have been complied with. (Section 11.03.)

     The Trustee shall hold in trust cash or U.S. Government Obligations deposited with it as described above and shall apply the deposited cash and the proceeds from deposited U.S. Government Obligations to the payment of principal, premium, if any, and interest with respect to the Debt Securities of the defeased series. (Section 11.04.)

THE TRUSTEE

     The Company may appoint a separate Trustee for any series of Debt Securities. As used herein in the description of a series of Debt Securities, the term "Trustee" refers to the Trustee appointed with respect to such series of Debt Securities. In addition, the Company has the right to replace the Trustee under certain circumstances, including (subject to certain conditions) if the Trustee consolidates with, merges or converts into, or transfers all or substantially all its corporate trust business or assets to another corporation or banking association. (Section 7.08.)

     The Company may maintain banking and other commercial relationships with the Trustee and its affiliates in the ordinary course of business, and the Trustee may own Debt Securities.

                              PLAN OF DISTRIBUTION

     The Company may sell the Debt Securities in or outside the United States through underwriters or dealers, directly to one or more purchasers, or through agents. The Prospectus Supplement with respect to the Debt Securities will set forth the terms of the offering of the Debt Securities, including the name or names of any underwriters, dealers, or agents, the purchase price of the Debt Securities and the proceeds to the Company from such sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, the initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchanges on which the Debt Securities may be listed.

     If underwriters are used in the sale, the Debt Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Debt Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of Debt Securities will be named in the Prospectus Supplement relating to such offering, and if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such Prospectus Supplement. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of the underwriters or agents to purchase the Debt Securities will be subject to conditions precedent and the underwriters will be obligated to purchase all the Debt Securities if any are purchased. The initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If dealers are utilized in the sale of Debt Securities with respect to which this Prospectus is delivered, the Company will sell such Debt Securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the Prospectus Supplement relating thereto.

     Debt Securities may be sold directly by the Company or through agents designated by the Company from time to time at fixed prices, which may be changed, or at varying prices determined at the time of sale. Any agent involved in the offer or sale of the Debt Securities with respect to which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement relating thereto. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     In connection with the sale of the Debt Securities, underwriters or agents may receive compensation from the Company or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, agents, and dealers participating in the distribution of the Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of the Debt Securities by them may be deemed to be underwriting discounts or commissions under the Securities Act.

     If so indicated in the Prospectus Supplement, the Company will authorize agents, underwriters, or dealers to solicit offers from certain types of institutions to purchase Debt Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

     Agents, dealers, and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that such agents, dealers, or underwriters may be required to make with respect thereto. Agents, dealers, and underwriters may be customers of, engage in transactions with, or perform services for the Company in the ordinary course of business.

     The Debt Securities may or may not be listed on a national securities exchange. No assurances can be given that there will be a market for the Debt Securities.

                                 LEGAL OPINIONS

     Certain legal matters in connection with the Debt Securities will be passed upon for the Company by Louis E. Stellato, Vice President, General Counsel and Secretary of the Company, and for the underwriters or agents, if any, by Cravath, Swaine & Moore. At December 31, 1995, Mr. Stellato beneficially owned 16,848 shares of Common Stock of the Company and held options to purchase an additional 36,800 shares of Common Stock of which 25,799 shares were exercisable at such date.

                                    EXPERTS

     The consolidated financial statements and schedules of the Company appearing in the Company's Annual Report on Form 10-K for the year ended as of December 31, 1994 have been audited by Ernst & Young LLP, independent auditors as set forth in their report thereon included therein and incorporated therein by reference. Such consolidated financial statements are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements and schedules of Pratt & Lambert United, Inc. as of December 31, 1994 and 1993, and for each of the years in the three-year period ended December 31, 1994, have been incorporated by reference herein in reliance upon the report of Deloitte & Touche LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES HEREOF OR THEREOF. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PROSPECTUS CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY BY ANYONE IN ANY JURISDICTION IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                               ------------------

                               TABLE OF CONTENTS

                                       PAGE
                                       -----
        PROSPECTUS SUPPLEMENT
The Company..........................    S-2
Use of Proceeds......................    S-3
Capitalization.......................    S-4
Summary Historical Financial
  Information........................    S-5
Unaudited Pro Forma Combined
  Condensed Financial Statements.....    S-6
Description of the Securities........   S-10
Underwriting.........................   S-14
Information Incorporated by
  Reference..........................   S-15
Legal Matters........................   S-15

             PROSPECTUS
Available Information................      2
Information Incorporated by
  Reference..........................      2
The Company..........................      3
Recent Developments..................      3
Use of Proceeds......................      3
Ratios of Earnings to Fixed
  Charges............................      4
Description of Debt Securities.......      4
Plan of Distribution.................     14
Legal Opinions.......................     15
Experts..............................     15

$400,000,000

THE SHERWIN-WILLIAMS
COMPANY


$100,000,000
6.25% NOTES DUE 2000

$100,000,000
6.50% NOTES DUE 2002

$200,000,000
6.85% NOTES DUE 2007

SHERWIN-WILLIAMS LOGO

SALOMON BROTHERS INC

CREDIT SUISSE FIRST BOSTON

MERRILL LYNCH & CO.

PROSPECTUS SUPPLEMENT

DATED FEBRUARY 4, 1997